Filed pursuant to Rule 433

Registration No. 333-190491

Issuer Free Writing Prospectus dated February 23, 2016

Relating to Prospectus Supplement dated February 23, 2016

and Prospectus Supplement dated February 27, 2014

Pricing Term Sheet for 4.500% Senior Notes due 2024

Issuer:	Juniper Networks, Inc.

Principal Amount:	$150,000,000. The notes offered hereby will be part of the same series of notes as the $350,000,000 aggregate principal amount of 4.500% Senior Notes due 2024 issued and sold by Juniper Networks, Inc. on February 27, 2014. Upon settlement, the notes will be fungible with and treated as a single series with these existing notes, and the aggregate principal amount of the existing notes and the notes offered hereby will be $500,000,000

Maturity Date:	March 15, 2024

Coupon:	4.500%

Public Offering Price:	98.387% of the principal amount thereof, plus interest accrued since September 15, 2015 to, but not including, February 26, 2016

Accrued Interest	$3,018,750

Yield to Maturity:	4.743%

Spread to Benchmark Treasury:	+300 basis points

Benchmark Treasury:	1.625% due February 15, 2026

Benchmark Treasury Spot and Yield:	98-29+ / 1.743%

Interest Payment Dates:	March 15 and September 15, beginning March 15, 2016

Make-Whole Call:	Treasury plus 30 basis points

Distribution Method:	SEC Registered

Trade Date:	February 23, 2016

Settlement Date:	T+3, February 26, 2016

Denominations:	$2,000 and multiples of $1,000 above that amount

CUSIP/ISIN:	48203R AG9 / US48203RAG92

Expected Ratings (Moody’s/S&P)*:	Baa2 / BBB

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by (i) calling Barclays Capital Inc. toll-free at 1-888-603-5847, (ii) calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or (iii) calling J.P. Morgan Securities LLC collect at 1-212-834-4533.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.